

191 Mason Street
Greenwich, CT 06830
203.629.2780
203.661.1416

April 27, 2023

By E-Mail

Mr. Joseph P. Schneider
Chairman of the Board & Interim CEO
Sportsman's Warehouse Holdings, Inc.
1475 West 9000 South
Suite A
West Jordan, Utah 84088

Dear Joseph,

We haven't met, but our portfolio managers and analysts have focused on your firm. Our clients own approximately 5.59% of Sportsman's Warehouse common stock.

My teammate met with representatives of your company at last year's investor day. Cabela's would have been a good partner.

Our Proxy Voting Committee has in part looked at the costs associated with adding independent representation to the Board of Directors at this year's annual meeting.

Rather than waiting until next year's meeting we recommend Sportsman's add another Director with a financial engineering background to bring an additional viewpoint to assist the company as it moves forward. It is a reasonable expenditure.

Sincerely,

MJG:gm   Mario J. Gabelli